

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

<u>Via E-mail</u>
Mr. Muhtar Kent
Chief Executive Officer
The Coca Cola Company
1 Coca Cola Plaza
NAT 2512
Atlanta, GA 30313

Re: The Coca Cola Company
Form 10-K for the Year Ended
December 31, 2010
Filed February 28, 2011
File No. 001-02217

Dear Mr. Kent:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining